Vizsla Makes Second Discovery Drilling 1,245 G/T Silver Equiv. Over 1.5 Metres Within 421 G/T Silver Equiv. Over 6.75 Metres at Panuco, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Aug. 13, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce a new discovery with the Company's first drill results from the San Carlos Mine on the Animas Vein Corridor at the Panuco silver-gold project ("Panuco") in Mexico. A total of three holes have been completed to date at San Carlos with results from the first two reported in this release. The intersections are from holes testing beneath the water table of the existing mine workings. The San Carlos Mine is over 6 km east of the recent discovery at the Napoleon vein corridor.

Drilling Highlight

AM-20-16

    421 g/t silver equivalent (231.0 grams per tonne ("g/t") silver and 2.19 g/t gold) over 6.75 metres ("m") from 286.40m including;
         1,245 g/t silver equivalent (821.0 g/t silver and 5.08 g/t gold) over 1.5m from 286.4 m.

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at 56% of the downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Vice President of Exploration, Charles Funk, commented: "This discovery of high grades and good widths at San Carlos further demonstrates the potential of the Panuco project. With discoveries at two vein corridors over 6 km apart and four drill rigs in operation, the scale of the district is being revealed. Drilling under existing workings continues to prove a viable method for new discoveries. San Carlos has been mined down to the water table and underground sampling defined high grade mineralization that was open beneath the mine workings and this hole intersected the vein 55m below known workings."

Figure 1: Plan map showing location of drill holes, mapped veins and surface and underground sampling at the San Carlos Mine on the Animas vein. Inset shows detail of drill collar locations.

(CNW Group/Vizsla Resources Corp.)

Figure 1: Plan map showing location of drill holes, mapped veins and surface and underground sampling at the San Carlos Mine on the Animas vein. Inset shows detail of drill collar locations.

Drilling detail

The San Carlos segment of the Animas Vein Corridor is a roughly north-south trending vein that dips approximately 50 degrees to the west. This represents a significant change in orientation compared to the general northwest trend of the Animas corridor and is likely related to a north - south trending structure that offsets the main trend and localizes mineralization at San Carlos. The geological sequence includes an intrusive diorite unit that structurally overlies an andesitic lapilli tuff unit. The lower contact of the lapilli tuff appears to have been intruded by another diorite unit, and the entire package has been intruded by various andesite to rhyolite dikes.

The mineralized zone of San Carlos is bounded by faults, which typically have clay fault gouge and are themselves bounded by crackle breccia zones away from the mineralization. The mineralized zone is commonly quite wide (up to 30 m) and consists of white quartz hydrothermal breccias with variable amounts of host lithic clasts or locally re-brecciated quartz vein clasts. Multiple pulses of veining have occurred with the best grade material having a grey quartz matrix supporting white or grey vein clasts that cuts the main white quartz breccia zone. The grey quartz has very fine-grained argentite and fine-grained disseminated pyrite, while the white quartz material has lesser irregular amounts of both argentite and pyrite. Locally there are patches with amethyst that is likely a later fracturing event. Once past the footwall fault, there is a zone of decreasing crackle breccia with quartz fill giving way to calcite fill and with weak chlorite alteration of the host diorite or andesite.

Complete table of drillhole intersections

Drillhole	From (m)	To (m)	Width (m)	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)
AM-20-15	270.95	271.30	0.35	93.5	0.61	144.9
AM-20-16	285.45	301.70	16.25	130.5	1.14	229.0
Incl.	286.40	293.15	6.75	231.0	2.19	421.4
Incl.	286.40	287.90	1.50	821.0	5.08	1,245.5

Table 1: Downhole drill intersections from the holes completed at San Carlos on the Animas vein corridor.

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 56-84% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Drilling has been previously completed at the San Carlos Mine by Silverstone Resources Corp. in the mid 2000's. The core is stored at the project and has been reviewed by company geologists, though it was not included in Silverstone's technical reports. It is unclear if the drilling shows the vein continuing at depth with lower grades or the drill holes missed the mineralized zone.

Hole AM-20-15 was drilled to test for a possible shallow northerly plunge to the mineralized zone and intersected a narrow, mineralized vein in the hangingwall and a 4.75m intersection of the main vein. The vein is a well-developed quartz vein but has only anomalous mineralization

Hole AM-20-16 was drilled to test for a more vertical plunge to mineralization and intersected a broad well mineralized vein.

Hole AM-20-17 has been completed but assays are yet to be received. It was designed to test 25m north of the initial discovery and has intersected a similar vein to AM-20-06

Hole AM-20-18 is in progress and is designed to test 25m to the south of the initial discovery.

Figure 2: San Carlos long section, looking east showing underground sampling and the location of Vizsla drill holes. (CNW Group/Vizsla Resources Corp.)

Figure 2: San Carlos long section, looking east showing underground sampling and the location of Vizsla drill holes.

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	AM-20-15	409581	2588566	855	-63	90	348.0
	AM-20-16	409581	2588566	855	-45	130	358.5

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

Vizsla has an option to acquire 100% of the newly-consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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CNW 07:00e 13-AUG-20